UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 28, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

NOTICE OF ANNUAL GENERAL MEETING

AND

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

An annual general meeting of the Company (the “AGM”) will be held at Meeting Centre, Shanghai International Airport Hotel （上海國際機場賓館）, 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 9:30 a.m. on Saturday, 13 June 2009.  Notice of the AGM setting out the resolutions to be approved at the AGM are attached at the end of this circular.  Proxy form for use at the AGM and the attendance slip are also despatched together with this circular.  If you intend to attend the AGM, you should complete and return the attendance slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you intend to attend the AGM, you are requested to complete and return the proxy form in accordance with the instructions thereon and return it to Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the proxy form will not preclude you from attending and voting at the AGM should you so wish.

28 April 2009

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.0 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange;

“AGM”	means the 2008 annual general meeting of the Company;

“Articles of Association”	means the articles of association of the Company;

“Board”	means the board of directors of the Company;

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person”	has the meaning ascribed thereto under the Listing Rules;

“CSRC”	means the China Securities Regulatory Commission;

“Directors”	means the directors of the Company;

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC;

“H Shares”
means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.0 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Stock Exchange;

“INED”	means independent non-executive directors of the Company;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“RMB”	means Renminbi, the lawful currency of the PRC; and

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited.

LETTER FROM THE BOARD OF DIRECTORS

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Directors:		Legal address:
Liu Shaoyong	(Chairman)	66 Airport Street
Li Jun	(Vice Chairman)	Pudong International Airport
Ma Xulun	(Director, President)	Shanghai
Luo Chaogeng	(Director)	PRC
Luo Zhuping	(Director, Company Secretary)
Head office:
INED:		2550 Hongqiao Road
Hu Honggao		Shanghai
Peter Lok
Wu Baiwang		PRC
Zhou Ruijin		Principal place of business
Xie Rong		in Hong Kong:
5th Floor, McDonald’s Building
48 Yee Wo Street
Hong Kong

Hong Kong share registrar and
transfer office:
Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Wanchai Queen’s Road East
Hong Kong

28 April 2009

To the shareholders of the Company

Dear Sir or Madam,

NOTICE OF ANNUAL GENERAL MEETING
AND
PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

1.	INTRODUCTION

The purposes of this circular are to give shareholders information on matters to be dealt with at the AGM, and to provide shareholders with information in relation to the proposed amendments to the existing Articles of Association, which will take effect upon approval of the same at the AGM.

LETTER FROM THE BOARD OF DIRECTORS

2.	AGM

Notice of AGM

The AGM will be held at Meeting Centre, Shanghai International Airport Hotel （上海國際機場賓館）, 2550 Hongqiao Road Shanghai, the PRC at 9:30 a.m., on Saturday, 13 June 2009 to approve, among other things, ordinary resolutions in respect of the Company’s financial statements for the financial year ended 31 December 2008, resignation of an INED and appointment of a new INED, special resolutions in respect of granting of the general mandate to the Board and proposed amendments to the Articles of Association.  A notice dated and issued on 28 April 2009 convening the AGM is also set out at the end of this circular.

Closure of books

Persons who hold A Shares or H Shares and are registered as holders of the A Shares or H Shares on the register of members of the Company maintained by China Securities Depository and Clearing Corporation Limited, Shanghai Branch and Hong Kong Registrars Limited, as the case may be, at the close of business on 12 May 2009 will be entitled to attend the AGM upon completion of the necessary registration procedures. The H Share register of members of the Company will be closed from 13 May 2009 to 13 June 2009, both days inclusive, during which period no transfer of the H Shares will be effected. Where applicable, shareholders of the H Shares intending to attend the AGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H Share registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, by 4:00 p.m. on 12 May 2009.

Attendance slip and proxy form

If you are eligible and intend to attend the AGM, please complete and return the attendance slip, a copy of which is enclosed, in accordance with the instructions printed thereon as soon as possible and in any event no later than 20 days before the date appointed for holding such meeting or any adjournment thereof.

If you are not able to attend and/or vote at the AGM, you are strongly urged to complete and return the proxy form, a copy of which is also enclosed, in accordance with the instructions printed thereon as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the AGM or any adjournment thereof should you so wish.

LETTER FROM THE BOARD OF DIRECTORS

3.	RESIGNATION AND APPOINTMENT OF INED

Reference is made to the announcement of the Company dated 15 April 2009 in relation to the proposed resignation and appointment of INED.

As mentioned in the said announcement, Mr. Peter Lok will resign as an INED due to personal reasons.  The resignation is subject to the approval of the respective resolution at the AGM.

The Board understands from Mr. Peter Lok that he resigned as an INED due to his age and Mr. Peter Lok confirms that there is no disagreement between him and the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.  The Board would like to express its sincere gratitude to Mr. Peter Lok for his loyalty and diligence during his tenure of office.

The Board further announces that, Mr. Sandy Ke-Yaw Liu 劉克涯先生 (“Mr. Liu”) will be appointed as an INED of the Company, subject to the approval of the respective resolution at the AGM.  The biographical details of Mr. Liu is set out in the note 8 of the notice of the AGM.

4.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The CSRC has enacted a few regulations in recent years which affect the corporate governance of PRC listed companies and the PRC Company Law has also been amended in recent years.  As such, the Board proposes to certain provisions in the Articles of Association in accordance with the rules and regulations applicable to the Company.

Such amendments relate to the general provisions of the Articles of Association, reduction of capital and repurchase of shares, shareholders and register of shareholders, shareholders’ general meeting, board of directors, supervisory committee, financial and accounting systems and profit distribution, merger and division and dissolution and liquidation of the Company.

All such amendments will be conditional upon and with effect from approval of the respective resolution at the AGM.  Details in relation to the proposed amendments to the Articles of Association are set out in Appendix I to this circular.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

APPENDIX I PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Board proposes the following amendments to the Articles of Association:

I.	Regarding the General Provisions

1.	The third and fourth paragraph of Article 1 of the Articles of Association originally reads:

“The Company changed its registration with Shanghai Administration for Industry and Commerce on October 18, 2002. The number of the Company’s business license is: Qi Gu Hu Zong Zi No. 032138.

The promoter of the Company is: Eastern Air Group Company.”

It shall be amended as:

“As the Company changed its legal representative on February 11, 2009, it also replaced its business license. Its business license number is: 310000400111686 (Airport).

The promoter of the Company is: China Eastern Air Holding Company.”

2.	Article 6 of the Articles of Association originally reads:

“In accordance with the PRC Company Law, the Special Regulations, Mandatory Provisions for the Articles of Association of Companies to be Listed Outside China (the “Mandatory Provisions”) and other relevant laws and administrative regulations, the Company adopted a resolution at the 2006 shareholders’ annual general meeting on June 29, 2007 to amend the Company’s previously amended articles of association approved at the 2004 shareholders’ annual general meeting on June 30, 2005 (the “Original Articles of Association”) and to formulate these articles of association of the Company.”

It shall be amended as:

“In accordance with the PRC Company Law, the Special Regulations, Mandatory Provisions for the Articles of Association of Companies to be Listed Outside China (the “Mandatory Provisions”) and other relevant laws and administrative regulations, the Company formulated the articles of association of the Company.”

3.	To delete the second paragraph of Article 10 of the Articles of Association, which originally reads:

APPENDIX I PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

“Upon approval of the companies approving department authorized by the State Council, the Company may, according to its need of operation and management, operate as a holding company as prescribed in the second paragraph of Article 12 of the Company Law.”

II.	Regarding Reduction of Capital and Repurchase of Shares

4.	The second paragraph of Article 28 of the Articles of Association originally reads:

“The Company shall notify its creditors within 10 days of the date of the Company’s resolution for reduction of capital and shall publish a notice in a newspaper at least three times within 30 days of the date of such resolution.  A creditor has the right within 30 days of receiving the notice from the Company or, in the case of a creditor who does not receive the notice, within 90 days of the date of the first public notice, to require the Company to repay its debts or provide a corresponding guarantee for such debt.”

It shall be amended as:

“The Company shall notify its creditors within 10 days of the date of the Company’s resolution for reduction of capital and shall publish a notice in a newspaper within 30 days of the date of such resolution.  A creditor has the right within 30 days of receiving the notice from the Company or, in the case of a creditor who does not receive the notice, within 45 days of the date of the public notice, to require the Company to repay its debts or provide a corresponding guarantee for such debt.”

III.	Regarding Shareholders and Register of Shareholders

5.	Regarding Shareholders and Register of Shareholders

The second paragraph of Article 46 of the Articles of Association originally reads:

“If a shareholder of Domestic-Invested Shares loses his share certificate and applies to the Company for a replacement new share certificate, it shall be dealt with in accordance with article 150 of the Company Law.”

It shall be amended as:

“If a shareholder of Domestic-Invested Shares loses his share certificate and applies to the Company for a replacement new share certificate, it shall be dealt with in accordance with article 144 of the Company Law.”

APPENDIX I PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

IV.	Regarding Shareholders’ General Meetings

6.	The ninth paragraph of Article 56 of the Articles of Association, originally reads:

“to decide on matters such as merger, division, dissolution and liquidation of the Company;”

It shall be amended as:

“to decide on matters such as merger, division, change in company form, dissolution and liquidation of the Company;”

7.	The thirteenth paragraph of Article 56 of the Articles of Association originally reads:

“to consider motions raised by shareholders who represent 5 per cent or more of the total shares of the Company carrying the right to vote;”

It shall be amended as:

“to consider motions raised by shareholders who represent 3 per cent or more of the total shares of the Company carrying the right to vote;”

8.	The first paragraph of Article 60 of the Articles of Association originally reads:

“When the Company convenes a shareholders’ annual general meeting, shareholders holding 5 per cent or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall place those matters in the proposed motions within the scope of functions and powers of the Shareholders’ general meeting on the agenda.”

It shall be amended as:

“When the Company convenes a shareholders’ annual general meeting, shareholders holding 3 per cent or more of the total voting shares of the Company can within the timeline prescribed by laws and regulations and listing rules, propose new motions and submit to the board of directors in writing before the convening of the shareholders’ annual general meeting. The Company shall place those matters in the proposed motions submitted by shareholders within the prescribed timeline that are within the scope of functions and powers of the shareholders’ general meeting on the agenda.

APPENDIX I PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

9.	The second paragraph of Article 71 of the Articles of Association, originally reads:

“To adopt an ordinary resolution, votes representing more than one half of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favour of the resolution in order for it to be passed.”

It shall be amended as:

“To adopt an ordinary resolution, votes representing a majority of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favour of the resolution in order for it to be passed.”

10.	To delete the third paragraph of Article 71 of the Articles of Association, which originally reads:

“The shareholders (including proxies) present at the meeting shall expressly state their agreement with or objection to every matter to be determined by voting.  If a shareholder abstains from voting or casts an abstention vote, the Company shall disregard such vote as a voting share when counting the result of voting.”

11.	To delete Article 78(A) of the Articles of Association, which originally reads:

“Subject to these articles of association, all applicable laws and administrative regulations and/or other rules or requirements that may be promulgated by relevant authorities from time to time, implementation of or application for any of the following matters requires approval by the shareholders at the Shareholders’ general meeting and approval by votes representing more than one half of the voting rights held by the public shareholders who vote at the Shareholders’ general meeting:

(1)
the Company’s follow-on public offering (including an offering of Overseas-Listed Foreign-Invested Shares or other equity securities), any offering of convertible bonds or any rights issue (except where a controlling shareholder undertakes prior to the Shareholders’ general meeting to subscribe for the rights issue shares wholly in cash);

(2)	restructuring of material assets with the total consideration for the assets acquired equal to or exceeding 20% of the audited book value of such assets;

(3)	repayment of debts owed by a shareholder to the Company with equity shares of the Company;

APPENDIX I PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

(4)	overseas listing of a subsidiary of the Company that has material effect on the Company; and

(5)	any matters relating to the development of the Company that have material effect on the interests and rights of the public shareholders.

If a Shareholders’ general meeting is convened in connection with any of the above matters, the Company shall provide the shareholders with online voting facilities, provided that doing so would be permissible under all applicable laws and administrative regulations and/or acceptable to relevant regulatory authorities and would comply with and satisfies all relevant rules.”

12.	To delete Article 78(B) of the Articles of Association, which originally reads:

“Under any of the above circumstances, after giving notice to shareholders of the Shareholders’ general meeting, the Company shall publicly announce such notice within three (3) days after the relevant record date.”

13.	Article 97(A) of the Articles of Association originally reads:

“Any provision of guarantee by the Company for the benefit of any other person must comply with and satisfy these articles of association, all applicable laws and administrative regulations and/or any other rules or requirements that may be promulgated by relevant authorities from time to time; and shall require approvals by the audit committee of the board of directors, at least two-thirds of the board of directors and the shareholders at the Shareholders’ general meeting.”

It shall be amended as:

“Any purchase, sale of material assets or guarantee by the Company within one year with an amount exceeding 30 per cent of the Company’s total assets must comply with and satisfy these articles of association, all applicable laws and administrative regulations and/or any other rules or requirements that may be promulgated by relevant authorities from time to time; and shall require resolutions by the shareholders in a shareholders’ general meeting, which should be passed by more than two-thirds of the voting rights of the shareholders who attend the meeting.”

APPENDIX I PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

V.	Regarding Board of Directors

14.	Article 100 of the Articles of Association originally reads:

“Meetings of the board of directors shall be held at least twice every year and convened by the Chairman of the board of directors.  Notice of the meeting shall be served on all of the directors 10 days before the date of the meeting.  In case of any urgent matters, the Chairman may convene an extraordinary meeting of the board of directors; upon requisition by more than one half of the directors, an extraordinary meeting of the board of directors must be held; upon requisition by more than one third of the directors or by the general manager, an extraordinary meeting of the board of directors may be held.”

It shall be amended as:

“Regular meetings of the board of directors shall be held four times every year, approximately once per quarter and shall be convened by the Chairman of the board of directors. Upon requisition by the shareholders representing more than one tenth of the voting rights, more than one half of the directors, supervisory committee and more than one half of the independent directors or upon request by the securities regulatory authorities, an extraordinary meeting of the board of directors shall be held. In case of any urgent matters, the Chairman may convene an extraordinary meeting of the board of directors; upon requisition by more than one third of the directors or by the general manager, an extraordinary meeting of the board of directors may be held. The Chairman of the board shall convene and preside over the meeting of the board of directors within 10 days upon receipt of the requisition.”

15.	The first paragraph of Article 104 of the Articles of Association originally reads:

“Meetings of the board of directors shall be held only if more than one half of the directors (including any directors appointed pursuant to Article 105 below) are present.”

It shall be amended as:

“Meetings of the board of directors shall be held only if a majority of the directors (including any directors appointed pursuant to Article 105 below) are present.”

VI.	Regarding Supervisory Committee

16.	Article 119 of the Articles of Association originally reads:

“Meetings of the supervisory committee shall be held at least once a year, and shall be convened by the chairman of the supervisory committee.

APPENDIX I PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

A person convening a meeting of the supervisory committee shall notify all supervisors in writing 10 days prior to the meeting.  A notice of meeting shall specify:

(1)	the date and the place of the meeting;
(2)	the length of the meeting;
(3)	the matters and topics to be discussed; and
(4)	the date of the notice.”

It shall be amended as:

“Supervisory committee meetings shall be divided into regular meetings and extraordinary meetings, and shall be convened by the chairman of the supervisory committee. A regular supervisory committee meeting shall be convened at least once every six months. Supervisors can propose to convene an extraordinary meeting.

The convener of a meeting shall notify all supervisors in writing 10 days (for regular meetings) and 5 days (for extraordinary meetings) prior to the meeting.  A notice of meeting shall specify:

(1)	the date and the place of the meeting;
(2)	the length of the meeting;
(3)	the matters and topics to be discussed; and
(4)	the date of the notice.”

17.	To include a sixth paragraph to Article 120 of the Articles of Association, which reads:

“to propose a motion for a shareholders’ general meeting;”

The original sixth and seventh paragraph shall accordingly become the seventh and eighth paragraph.

VII.	Regarding Financial and Accounting Systems and Profit Distribution

18.	The first paragraph of Article 143 of the Articles of Association originally reads:

“At the end of each fiscal year, the Company shall prepare a financial report which shall be examined and verified as provided by law.”

APPENDIX I PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

It shall be amended as:

“At the end of each fiscal year, the Company shall prepare a financial report which shall be audited by an accounting firm as provided by the law. The financial and accounting reports shall be prepared according to the laws, administrative regulations, and stipulations of the finance department of the State Council and securities regulatory authorities.”

19.	To delete the second paragraph of Article 143 of the Articles of Association, which originally reads:

“The Company’s financial reports shall include the following accounting statements and schedules:

(1)	balance sheet;
(2)	profit and loss statement;
(3)	statement of financial changes;
(4)	explanation of financial conditions;
(5)	profit distribution statement.”

20.	To insert a second paragraph to Article 153 of the Articles of Association, which reads:

“the capital common reserve fund shall not be used for making up the losses of the Company.”

The original second paragraph of Article 153 shall accordingly become the third paragraph.

21.	To insert a second and third paragraph to Article 157 of the Articles of Association, which reads:

“The Company should pay close attention to profit distribution to ensure reasonable return of investment to the investors and the profit distribution policy should maintain continuity and stability.

The Company shall reasonably distribute cash dividends according to laws and regulations and requirements of securities regulatory authorities, as well as the Company’s own operating performance and financial condition. In the event that the board of directors of the Company does not expect to conduct profit distribution in cash, the Company shall state the reasons in its periodic report.”

APPENDIX I PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

VIII.	Regarding Merger and Division of the Company

22.	The second paragraph of Article 173 of the Articles of Association originally reads:

“In the event of a merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of assets.  The Company shall notify its creditors within 10 days of the date of the Company’s resolution to merge and shall publish a public notice in a newspaper at least three times within 30 days of the date of the Company’s resolution to merge.  A creditor has the right within 30 days of receiving such notice from the Company or, for creditors who do not receive the notice, within 90 days of the date of the first public notice, to demand that the Company repay its debts to that creditor or provide a corresponding guarantee for such debt.  Where the company fails to repay its debts or provide corresponding guarantees for such debts, it may not be merged.”

It shall be amended as:

“In the event of a merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of assets.  The Company shall notify its creditors within 10 days of the date of the Company’s resolution to merge and shall publish a notice in a newspaper within 30 days of the date of the Company’s resolution to merge.  A creditor has the right within 30 days of receiving such notice from the Company or, for creditors who do not receive the notice within 45 days of the date of the public notice, to demand that the Company repay its debts to that creditor or provide a corresponding guarantee for such debt.  Where the company fails to repay its debts or provide corresponding guarantees for such debts, it may not be merged.”

23.	The second paragraph of Article 174 of the Articles of Association, originally reads:

“In the event of division of the Company, the parties to such division shall execute a division agreement and prepare a balance sheet and an inventory of assets.  The Company shall notify its creditors within 10 days of the date of the Company’s resolution to divide and shall publish a public notice in a newspaper at least three times within 30 days of the date of the Company’s resolution to divide.  A creditor has the right within 30 days of receiving such notice from the Company or, for creditors who do not receive the notice, within 90 days of the date of the first public notice to demand that the Company repay its debts to that creditor or provide a corresponding guarantee for such debt.  Where the Company fails to repay its debts or provide corresponding guarantees for such debts, it may not be divided.”

APPENDIX I PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

It shall be amended as:

“In the event of division of the Company, the parties to such division shall execute a division agreement and prepare a balance sheet and an inventory of assets.  The Company shall notify its creditors within 10 days of the date of the Company’s resolution to divide and shall publish a notice in a newspaper within 30 days of the date of the Company’s resolution to divide. The debts before the event of division of the Company shall be jointly and severally liable by the companies after division. However, there is exception if the Company and creditors have otherwise agreed upon the debt repayment in written agreement before the event of division of the Company.”

IX.	Regarding Dissolution and Liquidation of the Company

24.	The first paragraph of Article 179 of the Articles of Association, originally reads:

“The liquidation group shall within 10 days of its establishment send notices to creditors, and within 60 days of its establishment publish a public notice in a newspaper at least three times.  A creditor shall within 30 days of receiving notice, or for creditors who do not receive notice, within 90 days of the date of the first public notice, report its creditors’ rights to the liquidation group.”

It shall be amended as:

“The liquidation group shall within 10 days of its establishment send notices to creditors, and within 60 days of its establishment publish a notice in a newspaper.  A creditor shall within 30 days of receiving notice, or for creditors who do not receive notice, within 45 days of the date of the public notice, report its creditors’ rights to the liquidation group.”

25.	To add the following to the last part of Article 184 of the Articles of Association, which reads:

“In the event that the provisions of the Articles of Association contravene with the requirements of PRC laws, regulations or regulatory documents, the latter shall prevail.”

NOTICE OF ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2008 annual general meeting of 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Meeting Centre, Shanghai International Airport Hotel （上海國際機場賓館）, 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 9:30 a.m. on Saturday, 13 June 2009, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated 28 April 2009 (the “Circular”)):

ORDINARY RESOLUTIONS

1.	“THAT, to consider and approve the report of the Board for the year 2008.”

2.	“THAT, to consider and approve the report of the supervisory committee of the Company for the year 2008.”

3.	“THAT, to consider and approve the audited financial statements and the auditors’ reports for the year 2008.”

4.	“THAT, to consider and approve the Company’s profit distribution proposal for the year 2008 (Note 1).”

5.
“THAT, to consider and approve the re-appointments of (PricewaterhouseCoopers, Zhong Tian CPAs Limited Company) as the Company’s PRC domestic auditors for the financial year ending 31 December 2009 and PricewaterhouseCoopers, Certified Public Accountants as the Company’s international auditors for the financial year ending 31 December 2009, and to authorise the Board to determine and finalise their remuneration.”

6.	“THAT, to consider and approve, the resignation of Mr. Peter Lok as the independent non-executive director of the Company.”

NOTICE OF ANNUAL GENERAL MEETING

7.	“THAT, to consider and approve, the appointment of Mr. Sandy Ke-Yaw Liu 劉克涯先生(“Mr. Liu”) as the independent non-executive director of the Company.”

Please refer to note 8 of this notice for biographical details of Mr. Liu.

SPECIAL RESOLUTIONS

8.
“THAT, the proposed amendments to the Articles of Association as set out in Appendix I of the Circular be and are hereby approved, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities, and the Directors be and are hereby authorized to deal with on behalf of the Company the relevant application, approval, endorsement, registration, filing procedures and other related issues arising from the amendments of the Articles of Association; and the Directors be and are hereby authorized and empowered to make further amendments to the Articles of Association in order to fulfill or accommodate any request that may be raised or made by the relevant authorities during the approval, endorsement and/or registration of the amendments of the Articles of Association.”

9.	“THAT, to consider and to authorise the granting of a general mandate to the Board to issue shares of the Company:

(a)
the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with domestic shares (“Domestic Shares”) and overseas listed foreign shares (“Foreign Shares”) of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

(i)
such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)
the number of the Domestic Shares and Foreign Shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not exceed 20% of each of its existing Domestic Shares and Foreign Shares; and

(iii)
the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Listing Rules (as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and only if all necessary approvals from the CSRC and/or other relevant PRC government authorities are obtained.

NOTICE OF ANNUAL GENERAL MEETING

(b)	for the purposes of this special resolution:

“Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this special resolution; or

(ii)	the expiration of the 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

(c)
contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of share authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete an formality required to effect the separately or concurrently issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.”

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

NOTICE OF ANNUAL GENERAL MEETING

As at the date hereof, the Directors are:
Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the PRC
28 April 2009

Notes:

1.	Profit distribution proposal for the year ended 31 December 2008

The Board does not recommend the payment of dividend for the financial year ended 31 December 2008.

2.	Persons entitled to attend the AGM

Persons who hold A Shares or H Shares and are registered as holders of the A Shares or H Shares on the register of members maintained by China Securities Depository and Clearing Corporation Limited, Shanghai Branch and Hong Kong Registrars Limited, respectively, at the close of business on Tuesday, 12 May 2009 will be entitled to attend the AGM upon completion of the necessary registration procedures.

3.	Registration procedures for attending the AGM

(1)
Holders of the Company’s A Shares shall deposit documents of certification of their shares and their authorised representatives’ documents of identity with the Company at its place of business located at 2550 Hongqiao Road, Shanghai, the PRC (fax no: +86-21-62686116 ) (for the attention of the Secretary Office of the Board of Directors) by 4:00 p.m. on Friday, 22 May 2009 (if in person or by facsimile) or between Thursday, 14 May 2009 to Friday, 22 May 2009 (if by post).  In case such holders are represented by authorised representatives, they shall also deliver their powers of attorney and copies of the attorney’s documents of identity to the above place of business of the Company.

(2)
Holders of the H Shares shall deliver their written replies for attending the AGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business stated above by 4:00 p.m. on Friday, 22 May 2009 (if in person or by facsimile) or between Thursday, 14 May 2009 to Friday, 22 May 2009 (if by post).  If proxies are appointed by shareholders to attend the AGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(3)
Shareholders can deliver the necessary documents for registration to the Company in the following manner: in person, by post or by facsimile.  Upon receipt of such documents, the Company will complete the registration procedures for attending the AGM and will despatch to shareholders voting forms by post or by facsimile. Shareholders may present the voting forms when attending the AGM as evidence of eligibility to attend the meeting.

NOTICE OF ANNUAL GENERAL MEETING

4.	Appointing proxies

(1)
Shareholders who have the right to attend and vote at the AGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)
The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the holders of the A Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to the registrar of the Company not less than 24 hours before the time scheduled for the holding of the AGM before such documents would be considered valid. For the holders of the H Shares, the aforementioned documents must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar, within the same time limit in order for such documents to be valid.

(3)	If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

5.	Duration of the AGM

The AGM is expected to last for half a day. Shareholders or their proxies attending the AGM shall be responsible for their own accommodation and travel expenses.

6.	Closure of books

The H Share register of members of the Company will be closed from Wednesday, 13 May 2009 to Saturday, 13 June 2009, both days inclusive, during which period no transfer of the H Shares will be effected. Where applicable, holders of the H Shares intending to attend the AGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:00 p.m. on Tuesday, 12 May 2009.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Telephone: +852 2862 8628
Fax: +852 2865 0990

7.	Abstention from voting

No person is required to abstain from voting in respect of any of the resolutions set out in the notice.

8.	Biographical details of Mr. Liu

Mr. Liu, aged 61, joined the civil aviation industry in Taiwan since 1969.  He has served in China Airlines（台灣中華航空公司）as Airport Manager in Honolulu Airport, Marketing Director for the Americas, General Manager for Hawaii District, Regional Director for Europe, Director of Corporate Planning and Director of Marketing Planning respectively in its Corporate Office Taiwan.  He also served as Vice President for Market and Sales in 1993 and Executive Vice President for Commercial since 1996, and was promoted to President in 1998. Additionally, Mr. Liu had served as Board Director in Taiwan Mandarin Airlines（台灣華信航空）, Taiwan Far Eastern Air Transport（台灣遠東航空）, Taiwan China Pacific Catering Service（台灣華膳空廚）, Taiwan Taoyuan International Airport Service Company（台灣桃園航勤服務公司）and the Chairman of the Board of Taiwan Air Cargo Terminal（台灣華儲物流公司）.  In 2001, he moved to Hong Kong to join Expeditors International of Washington, Inc. a global logistics company as the Chief Operating Officer for Asia Region. Mr. Liu graduated from Taipei’s Shih-Shin University（台灣世新大學）and attended advanced study program in Stanford University in the United States in 1990 and 1993 respectively.

NOTICE OF ANNUAL GENERAL MEETING

As far as the Board is aware and save as disclosed in the above, Mr. Liu has not held any directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas or other major appointments and professional qualifications preceding the date of this notice, nor has he any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the date of this notice, Mr. Liu has not, and is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Subject to shareholders’ approval of his appointment at the AGM, Mr. Liu will enter into a service contract with the Company for a term that is the same as the fifth session of the Board. The remuneration of Mr. Liu will be determined by the remuneration committee of the Board according to his responsibilities with the Company and prevailing market conditions.

Pursuant to the Articles of Association, Mr. Liu will hold office until the next annual general meeting of the Company and will be eligible for re-election at the meeting.

Save as disclosed in this notice, the Board is not aware of any matters in relation to the appointment of Mr. Liu which are required to be disclosed pursuant to Rules 13.51(2) of the Listing Rules and any other matter that need to be brought to the attention of the shareholders of the Company.